

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 6, 2012

<u>Via Mail</u>
Russell Hiebert
President, Sole Officer and Director
Flint Int'l Services, Inc.
5732 HWY 7 West, Unit 15
Vaughn, ON L4L 3A2, Canada

> **Re:** **Flint Int'l Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed on December 30, 2011**
> **File No. 333-174224**

Dear Mr. Hiebert:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Cover Page, page 1

1. We note your response to comment 1 in our letter dated October 21, 2011. However, we still note your reference to a smaller reporting company exception to broker-dealer registration on the prospectus cover page. Please remove the reference to such exception as broker-dealer registration applies to officers and directors of smaller reporting companies. In addition, please revise your disclosure on page 9 to reference the appropriate exemption from broker-dealer registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via Facsimile
        Jose Santos, Esq.
        Forbes Hare